Exhibit 99.1

Janel World Trade Ltd. REPORTS Fiscal SECOND QUARTER AND YEAR-TO-DATE 2014 RESULTS

JAMAICA, NY – May 12, 2014 -- Janel World Trade, Ltd. (OTCQB:  JLWT), a full-service global provider of integrated transportation logistics, announced today the financial results for its second quarter ended March 31, 2014.

Second Quarter 2014 Results

For the three months ended March 31, 2014, Janel reported revenue of $10,888,597 an increase of $768,568 or 7.6% compared to the three months ended March 31, 2013.

For the three months ended March 31, 2014 the Company reported a loss from continuing operations before income taxes of $(26,823) a $167,090 improvement when compared to the prior year reported loss from continuing operations before income taxes of $(193,913).

For the three months ended March 31, 2014 and after losses from discontinued operations the Company reported a net loss of $(40,376) or $(0.00) per fully diluted share, compared to the prior year reported net loss of $(289,060) or $(0.01) per fully diluted share.

Year-To-Date 2014 Results

For the six months ended March 31, 2014, Janel reported revenue of $21,726,294 an increase of $602,427 or 2.9% compared to the six months ended March 31, 2013.

For the six months ended March 31, 2014, after a one-time non-cash charge to SG&A of $237,492 for the issuance of stock options on October 30, 2013, the Company reported a loss from continuing operations before income taxes of $(273,102) compared to the prior year reported loss from continuing operations before income taxes of $(371,694).

For the six months ended March 31, 2014 and after losses from discontinued operations the Company reported a net loss of $(303,032) or $(0.01) per fully diluted share, compared to the prior year reported net loss of $(490,346), or $(0.02) per fully diluted share.

To be included in Janel’s database for Corporate Press Releases and industry updates, investors are invited to send their e-mail address to: IR@janelgroup.net.

About Janel World Trade, Ltd.

Janel World Trade, Ltd. is a global provider of integrated logistics; including domestic and international freight forwarding via multi-modal carriers, leading-edge, end-to-end, supply-chain technology, customs brokerage, warehousing and distribution, and other transportation-related services. With offices throughout the U.S. (New York, Chicago, Los Angeles, and Atlanta) and a network of independent international agents in approximately 52 countries, the Company provides the comprehensive logistics services and technology necessary to handle its customers' shipping needs throughout the world. Cargo can be transported via air, sea or land, and Janel's national network of locations can manage the shipment and/or receipt of cargo into or out of any location in the United States. Janel is registered as an Ocean Transportation Intermediary and licensed as a FMC Licensed Freight Forwarder by the Federal Maritime Commission.

Janel World Trade, Ltd.'s headquarters is located in Jamaica, New York, adjacent to the JFK International Airport, and its common stock is listed on the OTCQB Bulletin Board under the symbol "JLWT". Additional information on the Company is available on its website at http://www.janelgroup.net

Forward-Looking Statements

This press release includes statements that may constitute "forward-looking" statements, usually containing the words "believe," "estimate," "project," "intend," "expect" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the Company's dependence upon conditions in the air, ocean and land-based freight forwarding industry, the size and resources of many competitors, the need for the Company to effectively integrate acquired businesses and to successfully deliver its primary services, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission, including its most recent Form 8-K, Form 10-Q and Form 10-K filings. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Investor Relations

Janel World Trade

(718) 527-3800

IR@janelgroup.net

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	March 31,		March 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	$10,888,597	$10,120,029	$21,726,294	$21,123,867
COST AND EXPENSES:
Forwarding expenses	9,342,994	8,600,756	18,648,933	18,075,519
Selling, general and administrative	1,546,173	1,676,406	3,295,842	3,345,216
Depreciation and amortization	3,817	4,769	7,589	9,538
TOTAL COSTS AND EXPENSES	10,892,984	10,281,931	21,952,364	21,430,273

LOSS FROM CONTINUING OPERATIONS	(4,387)	(161,902)	(226,070)	(306,406)
OTHER ITEMS:
Interest expense, net of interest and dividend income	(22,436)	(32,011)	(47,032)	(60,572)
Realized loss from available for sale securities	-	-	-	(4,716)
TOTAL OTHER ITEMS	(22,436)	(32,011)	(47,032)	(65,288)
LOSS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	(26,823)	(193,913)	(273,102)	(371,694)
Income taxes	-	4,000	5,000	7,000
LOSS FROM CONTINUING OPERATIONS	$(26,823)	$(197,913)	$(278,102)	$(378,694)
Loss from discontinued operations	(13,553)	(91,147)	(24,930)	(111,652)
NET LOSS	$(40,376)	$(289,060)	$(303,032)	$(490,346)
Preferred stock dividends	3,750	3,750	7,500	7,500
NET LOSS AVAILABLE TO COMMON
SHAREHOLDERS	$(44,126)	$(292,810)	$(310,532)	$(497,846)
OTHER COMPREHENSIVE LOSS NET OF TAX:
Unrealized gain from available for sale securities	$-	$-	$-	$1,063
COMPREHENSIVE LOSS	$(44,126)	$(292,810)	$(310,532)	$(496,783)
(Loss) per share from continuing operations:
Basic	$-	$(0.01)	$(0.01)	$(0.02)
Diluted	$-	$(0.01)	$(0.01)	$(0.02)
(Loss) per share from discontinued operations:
Basic	$-	$-	$-	$-
Diluted	$-	$-	$-	$-
Net (loss) per share available to common shareholders:
Basic	$-	$(0.01)	$(0.01)	$(0.02)
Diluted	$-	$(0.01)	$(0.01)	$(0.02)
Basic weighted average number of shares outstanding	27,710,214	21,732,192	26,442,251	21,732,192
Fully diuted weighted average number of shares outstanding	29,345,464	23,367,442	28,077,501	23,367,442

See notes to these consolidated financial statements included in the Company's Form 10-Q

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31, 2014	September 30, 2013
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$970,234	$625,584
Accounts receivable, net of allowance for doubtful
accounts of $89,374 and $394,294, respectively	3,462,097	3,615,302
Loans receivable - other	39,910	42,276
Prepaid expenses and sundry current assets	135,288	74,871
Assets of discontinued operations	-	305,454
TOTAL CURRENT ASSETS	4,607,529	4,663,487

PROPERTY AND EQUIPMENT, NET	15,901	21,922
OTHER ASSETS:
Security deposits	60,724	60,724
TOTAL OTHER ASSETS	60,724	60,724

TOTAL ASSETS	$4,684,154	$4,746,133
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Note payable - bank	$1,053,234	$1,431,336
Accounts payable - trade	3,062,468	3,031,135
Accrued expenses and other current liabilities	242,184	311,369
Liabilities of discontinued operations	-	72,985
TOTAL CURRENT LIABILITIES	4,357,886	4,846,825

DEFERRED COMPENSATION	78,568	78,568
TOTAL OTHER LIABILITIES	78,568	78,568

STOCKHOLDERS' EQUITY (DEFICIENCY)	247,700	(179,260)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFIENCY)	$4,684,154	$4,746,133

See notes to these consolidated financial statements included in the Company's Form 10-Q